EXHIBIT (a)(1)(xiii)

[MMC Letterhead]

June 20, 2005

To MMC Optionholders Eligible for Stock Option Exchange:

There are just 10 days left in which to make your election to participate in the MMC Stock Option Exchange program. The offer is scheduled to end at 5:00 p.m. U.S. Eastern Time on Thursday, June 30, 2005. To participate in this program, you must submit your election by that deadline.

You should have received a set of materials explaining the exchange process, the general tax implications of the exchange, and how to elect to exchange options, as well as a set of frequently asked questions and personalized information about your eligible options. Please read the materials carefully before deciding whether or not to participate. If you choose to exchange your options, please ensure you submit your election to MMC Global Compensation via fax to 212-345-4767 or direct mail to 1166 Avenue of the Americas, New York, NY 10036 U.S.A. before 5:00 p.m. U.S. Eastern Time on Thursday, June 30, 2005.

If you have questions about the Stock Option Exchange program, you can contact MMC Global Compensation by phone at 212-345-3500 weekdays between 9:00 a.m. and 5:00 p.m. U.S. Eastern Time. You will be able to leave a voice message on this extension for calls after business hours.

Michael A. Petrullo
Senior Vice President & Chief Administrative Officer
Marsh & McLennan Companies, Inc.

The tender offer materials contain important information for optionholders, and should be read carefully by them prior to tendering. These written materials and other documents may be obtained free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

Eligible MMC optionholders may obtain free of charge a written copy of the tender offer statement, when available, by contacting MMC Corporate Development at (212) 345-5475.